Exhibit 99.1

IceCure Medical Announces Receipt of Nasdaq Minimum Bid Price Notification

CAESAREA, ISRAEL, November 3, 2023 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure” or the “Company”), a developer of the ProSense® System, a minimally-invasive cryoablation technology that destroys tumors by freezing as an alternative to surgical tumor removal, today announced that it has received a written notice (the “Notice”) from Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a period of 180 calendar days to regain compliance with the minimum bid price requirement. The Notice has no immediate effect on the Company’s Nasdaq listing or the trading of its ordinary shares and during the grace period, as may be extended, the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “ICCM”.

According to the Notice, the Company has until April 29, 2024 to regain compliance with the minimum bid price requirement. The Company can regain compliance if at any time during this 180-day period the closing bid price of its ordinary shares is at least $1.00 for a minimum of ten consecutive business days, in which case the Company will be provided with written confirmation of compliance and this matter will be closed.

In the event that the Company does not regain compliance after the initial 180-day period, the Company may then be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period. If the Company cannot demonstrate compliance by the allotted compliance period(s), Nasdaq’s staff will notify the Company that its ordinary shares are subject to delisting.

The Company intends to monitor the closing bid price of its ordinary shares and its continued listing on Nasdaq is a priority for the Company. Should the situation not resolve itself over the above-mentioned time frame, the Company intends to consider available options to cure the deficiency and regain compliance with the minimum bid price requirement within the compliance period.

About IceCure Medical Ltd.

IceCure Medical Ltd. (Nasdaq: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe, and China.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements in this press release when it discusses regaining compliance with Nasdaq’s continued listing requirements, and timing and effect thereof. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: our planned level of revenues and capital expenditures; our available cash our ability to obtain additional funding; our ability to market and sell our products; regulatory developments in the United States and other countries; our plans to continue to invest in research and development to develop technology for both existing and new products; our ability to maintain our relationships with suppliers, manufacturers and other partners; our ability to maintain or protect the validity of our European, U.S. and other patents and other intellectual property; our ability to internally develop and protect new inventions and intellectual property; our ability to retain key executive members; our ability to expose and educate physicians and other medical professionals about the use cases of our products; our expectations regarding our tax classifications; interpretations of current laws and the passage of future law; political, economic and military instability in the Middle East and specifically in Israel may impede our ability to operate and harm our financial results; and the other risks and uncertainties described in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”), on March 28, 2023, and our other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

Todd Kehrli

Phone: 310-625-4462